John L. Reizian, Esquire

Assistant Vice President and Associate General Counsel

Lincoln Life & Annuity Company of New York

350 Church Street

Hartford, Connecticut 06103-1106

Telephone: (860) 466-1539

Facsimile:  (860) 466-1778

John.Reizian@LFG.com

VIA EDGAR

December 2, 2009

Ms. Ellen Sazzman, Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

Room 8634; Mail Stop 8629

100 F Street, N. E.

Washington, DC 20549

Re:	LLANY Separate Account Y. for Flexible Premium Variable Life
Lincoln Life & Annuity Company of New York (“LLANY”)
File No. 333-159954; 811-21029; CIK: 0001164757
Initial Registration Statement, Form N-6
AssetEdgeSM VUL

Dear Ms. Sazzman:

This is in response to our conversation on November 30, 2009 regarding the above referenced filing.  As you requested I have revised sub-section “Risks of your Policy” (Policy values in the General Account) under “POLICY SUMMARY” of the prospectus and propose the text be replaced as follows:

Policy Values in the General Account.  Premium payments and Accumulation Values allocated to the Fixed Account are held in the Company’s General Account.  Unlike assets held in the Company’s Separate Account, of which the Sub-Accounts form a part, the assets of the General Account are subject to the general liabilities of the Company and, therefore, to the Company’s general creditors.  The general liabilities of the Company include obligations we assume under other types of insurance policies and financial products we sell and it is important to remember that you are relying on the financial strength of the Company for the fulfillment of the contractual promises and guarantees we make to you in the policy, including those relating to the payment of death benefits. For more information, please see “Lincoln Life, The Separate Account and The General Account” section of this prospectus.

I have provided both a clean copy and a blacklined version of the revised page within the prospectus for your review.  Thank you in advance for your assistance.  Should you have comments or questions, I may be reached by telephone or facsimile at the numbers noted above, or by e-mail at: John.Reizian@LFG.com

Sincerely,

/s/ John L. Reizian

John L. Reizian

Assistant Vice President and Associate General Counsel

POLICY SUMMARY

Benefits of Your Policy

Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance. Benefits of the policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of Premium Payments.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub- Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible Premium Payments are permitted. You may select death benefit options, lapse protection coverage, and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium Payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account. Those funds are referred to in this prospectus as “Underlying Funds”. You should refer to this prospectus and the prospectus for each Underlying Fund for comprehensive information on the Sub-Accounts and the Underlying Funds. You may also allocate premiums and Accumulation Values to the Fixed Account.

Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the Underlying Fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account’s and Underlying Fund’s objective and risk is found in this prospectus and in each fund’s prospectus, respectively. You should review these prospectuses before making your investment decision. Your choice of Sub-Accounts and the performance of the funds underlying each Sub-Account will impact the policy’s Accumulation Value and will impact how long the policy remains in force, its tax status, and the amount of premium you need to pay to keep the policy in force.

Policy values in the General Account. Premium payments and Accumulation Values allocated to the Fixed Account are held in the ~~Company’s~~Company’s General Account. Unlike assets held in the ~~Company’s~~Company’s Separate Account, of which the Sub-Accounts form a part, the assets of the General Account are subject to the general liabilities of the Company and, therefore, to the ~~Company’s~~Company’s general creditors. ~~See, “Lincoln~~ The general liabilities of the Company include obligations we assume under other types of insurance policies and financial products we sell and it is important to remember that you are relying on the financial strength of the Company for the fulfillment of the contractual promises and guarantees we make to you in the policy, including those relating to the payment of death benefits. For more information, please see “Lincoln Life, The Separate Account and The General ~~Account.”~~Account” section of this prospectus.

~~We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the General Account. Moreover, unlike assets held in the Company’s Separate~~

~~Account, under which the Sub Accounts reside, the assets of the General Account are subject to the general liabilities of the Company and, therefore, to the Company’s general creditors.~~

Unsuitable for Short-Term Investment. This policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.

In addition to paying sufficient premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on your policy values, your policy may include two no-lapse periods.

Your policy may provide for a 20 year no-lapse period and a 10 year no-lapse period. If this provision is in effect and you pay the respective premiums required by these provisions, your policy will not enter the Grace Period and lapse during the applicable 20 year or 10 year period even if the Net Accumulation Value of your policy is insufficient to cover the Monthly Deductions. Both provisions require that you have elected either Death Benefit Option 1 or Death Benefit Option 2; these provisions are not available if you select Death Benefit Option 3. Once the applicable 20 year or 10 year coverage period ends, if the Net Accumulation Value of your policy is insufficient to cover the Monthly Deductions, your policy may enter the Grace Period and lapse even if you pay the respective premiums which you were required to pay during those periods. (See section headed “No-Lapse Provision” for more information about these provisions, including information about the death benefit payable.)

Decreasing Death Benefit. Any outstanding Policy Loans and any amount that you have surrendered or withdrawn will reduce your policy’s death benefit. Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your policy’s death benefit.

Consequences of Surrender. Surrender Charges are assessed if you surrender your policy within the first 10-15 policy years. There is no Surrender Charge assessed if you partially surrender your policy; however a Surrender Charge may be assessed if you specifically request a Reduction in the specified amount within the first 10 policy years or within ten policy years from the date of an increase in specified amount. (See the section headed “Surrender Charges” for a detailed discussion of when Surrender Charges are assessed.) Full or Partial Surrenders may result in tax consequences. Depending on the amount of premium paid, or any Reduction in Specified Amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse.

Tax Consequences. As noted in greater detail in the section headed “Tax Issues”, the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences. You should always consult a tax adviser about the application of federal and state tax rules to your individual situation. The following discussion highlights tax risks in general, summary terms.

Tax Treatment Of Life Insurance Contracts. The policies are designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your policy, and the deferral of taxation of any increase in the value of your policy. If the policy does fail to qualify, you will be subject to denial of those important benefits. In addition, if you pay more premiums than permitted under the federal tax law your policy may still be life insurance but will be classified as a Modified Endowment Contract whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.

Tax Law Compliance. We believe that the policy will satisfy the federal tax law definition of life insurance, and we will monitor your policy for compliance with the tax law requirements. The discussion of the tax treatment of your policy is based on the current policy, as well as the current rules and regulations governing life insurance. Please